November 9, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement Office of Freedom and Information and Privacy Act Operations U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Confidential Submission of Draft Registration Statement on Form S-1

Re:	Excelerate Energy, Inc.
Confidential Submission of Draft Registration Statement on Form S-1 pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”)

To Whom it May Concern:

On behalf of our client, Excelerate Energy, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit the Company’s draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed offering in the United States of the Company’s Class A common stock (the “Offering”) pursuant to the Jumpstart Our Business Startups Act for nonpublic review by the staff of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Draft Registration Statement.  The Company is an Emerging Growth Company.

Please do not hesitate to contact me, Andrew Fabens, by telephone at (212) 351-4034 or by email at AFabens@gibsondunn.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Andrew Fabens

Andrew Fabens

Gibson, Dunn & Crutcher LLP

cc:	Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary Holmes, Gibson, Dunn & Crutcher LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Pedro Bermeo, Davis Polk & Wardwell LLP